UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number 001-35884

KABUSHIKI KAISHA UBIC

(Exact name of registrant as specified in its charter)

UBIC, INC.

(Translation of registrant’s name into English)

Meisan Takahama Building
2-12-23, Kounan
Minato-ku, Tokyo 108-0075
Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

UBIC, INC.

FORM 6-K

EXPLANATORY NOTE

On July 31, 2015, UBIC, Inc., a limited liability, joint-stock corporation incorporated under the laws of Japan (“UBIC”), acquired all of the outstanding capital stock of EVD, Inc., a Delaware corporation (“EVD” and doing business as “Evolve Discovery”), pursuant to the terms of a stock purchase agreement, dated as of July 31, 2015 (the “Stock Purchase Agreement”), by and between UBIC, EVD and Andatha International, Inc., a California Corporation (“Andatha”), Evolve Discovery PA, LLC, a California limited liability company (“EVD PA”), Evolve Discovery LA, LLC, a California limited liability company (“EVD PA”), Evolve Discovery Portland, LLC, an Oregon limited liability company (“EVD PDX”), Evolve Discovery Seattle, LLC, a Washington limited liability company (“EVD SEA”, and together with Andatha, EVD PA, EVD LA, and EVD PDX, the “Sellers”). Evolve Discovery is an e-Discovery corporation, founded in 1997, that provides electronic discovery services, litigation consulting and project management to corporations and law firms.

The aggregate purchase price was $29.9 million, $3.8 million of which will be distributed to the Sellers on July 31, 2016 pursuant to a promissory note issued by UBIC in favor of the Sellers. The aggregate purchase price amount is subject to a working capital adjustment and escrow provisions. The purchase price was funded using UBIC’s available cash on hand as well as financing provided by the Bank of Toyko-Mitsubishi UFJ and Sumitomo Mitsui Banking Corporation. $2.3 million of the aggregate purchase price was deposited into escrow at closing to secure potential indemnification obligations of the Seller. As additional consideration, the Sellers are also entitled to receive an earn-out payment in cash, subject to the achievement of certain EBITDA targets of Evolve Discovery during the 2015 calendar year.

The Stock Purchase Agreement includes customary representations, warranties, covenants and indemnification obligations of the parties. The indemnification obligations of the parties are generally subject to customary limitations, including time limits for making certain claims, deductible amounts and a maximum aggregate loss amount.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.  A copy of the press releases issued on July 31, 2015 in connection with the transaction are filed as Exhibit 99.2 and Exhibit 99.2 hereto and are also incorporated herein by reference.

UBIC, Inc. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1

Stock Purchase Agreement, by and among UBIC, Inc., Andatha International, Inc., Evolve Discovery PA, LLC, Evolve Discovery LA, LLC, Evolve Discovery Portland, LLC, Evolve Discovery Seattle, LLC and EVD, Inc., dated as of July 31, 2015. The registrant hereby agrees to supplementally furnish to the Securities and Exchange Commission upon request any omitted annex, schedule or exhibit to the Stock Purchase Agreement.

Exhibit 99.2	English translation of a Japanese-language press release and notice, dated July 31, 2015, entitled “Matters Regarding Acquisition of Shares of EvD, Inc. (to become our subsidiary)”.

Exhibit 99.3	Press release, dated July 31, 2015, entitled “Notice Concerning UBIC’s Issuance Terms of Stock Options (Subscription Rights to Shares)”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBIC, INC.

	By:	/s/ MASAHIRO MORIMOTO
Masahiro Morimoto
Chief Executive Officer and Chairman of the Board
Date: August 3, 2015